Filed by Diversa Corporation Pursuant to Rule 425

Under the Securities Act of 1933, as Amended

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as Amended

Subject Company: Diversa Corporation

Commission File No. 333-141392

This filing relates to a press release by Celunol Corp. (“Celunol”). Celunol has executed an Agreement and Plan of Merger and Reorganization, dated as of February 12, 2007, by and among Diversa Corporation (“Diversa”), Concord Merger Sub, Inc., Celunol and William Lese, as the representative of Celunol’s stockholders.

Forward Looking Statements

Statements in the press release that are not strictly historical are “forward-looking” and involve a high degree of risk and uncertainty. These include statements related to the efficiency and potential benefits of Celunol’s processes for the production of cellulosic ethanol, the potential benefits of the proposed merger between Celunol and Diversa, the potential benefits to Celunol’s processes for the production of cellulosic ethanol from the work to be performed under the DOE grant, the extent to which Celunol’s selection by the DOE including its organism meet and will continue to meet the DOE’s selection criteria for funding, Celunol’s demonstration plant that is under construction and its planned commercial scale cellulosic ethanol facilities, including the timing for construction of and benefits of those plants and the use of enhanced fermentation organisms in those plants. Such statements are only predictions, and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include, but are not limited to, the risk that Celunol’s processes for the production of cellulosic ethanol will not be economically viable or that the benefits of the DOE grant will not be realized because the grant will not result in enhancements to Celunol’s fermentation organisms used in its processes or because competing processes or enhancements will be superior to Celunol’s processes or enhancements, the risk that either company may be unable to obtain stockholder or regulatory approvals required for the merger on a timely basis, or at all, the risk that the market for Celunol’s products may change or be impacted by competition, new data, supply issues or marketplace trends, the risk that technical, regulatory or manufacturing issues, new data or intellectual property disputes may affect Celunol’s commercial and/or development programs or that Celunol may encounter other difficulties in developing its products or in gaining approval or market acceptance of new products, processes, and/or technologies, and risks and other uncertainties more fully described in Diversa’s filings with the Securities and Exchange Commission, including, but not limited to, Diversa’s registration statement on Form S-4 filed with the SEC on March 19, 2007, as amended. The transaction is subject to customary closing conditions, including approval of Diversa’s and Celunol’s stockholders. These forward-looking statements speak only as of the date hereof. Celunol and Diversa expressly disclaim any intent or obligation to update these forward-looking statements.

Additional Information about the Merger and Where to Find It

On March 19, 2007, Diversa filed a registration statement on Form S-4 with the SEC that includes a proxy statement/prospectus and other relevant documents in connection with the proposed merger between Diversa and Celunol and related transactions. Investors and securityholders of Diversa and Celunol are urged to read the registration statement, including the proxy statement/prospectus (as well as any amendments or supplements to the registration statement or the proxy statement/prospectus included therein) and other relevant materials, because they contain important information about Diversa, Celunol, and the proposed merger and related transactions. Investors may obtain a free copy of these materials and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Diversa by directing a request to: Diversa Corporation, 4955 Directors Place, San Diego, CA 92121, Attn: Investor Relations. In addition, investors may access copies of the documents filed with the SEC by Diversa on Diversa’s website at www.diversa.com.

Participants in the Solicitation

Diversa and its executive officers and directors and Celunol and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Diversa in connection with the proposed merger between Diversa and Celunol and related transactions. Information regarding the special interests of these executive officers and directors in the proposed merger and related transactions as well as additional information regarding these individuals is included in the proxy statement/prospectus referred to above. This document is available free of charge at the SEC’s website at www.sec.gov and from Investor Relations at Diversa at the address described above.

Celunol issued the following press release on March 28, 2007

FOR IMMEDIATE RELEASE

CELUNOL AWARDED DEPARTMENT OF ENERGY GRANT

FOR CELLULOSIC ETHANOL PROCESS TECHNOLOGY

-----------------------------------------------------------------------------

CAMBRIDGE, MA, March 28, 2007 – Celunol Corp., a leader in the development of cellulosic ethanol, announced today that it has been awarded up to $5.3 million by the U.S. Department of Energy (DOE) for a research program aimed at developing further improvements to the company’s cellulosic ethanol fermentation process technology.

“This award is a validation of the substantial progress we have made to date in developing highly effective processes for the production of cellulosic ethanol,” stated Carlos Riva, chief executive officer of Celunol Corp. “This grant will help to support important initiatives for the continued development of Celunol’s process technologies. With our pending merger with Diversa, we are creating a world-class team with what we believe are the broadest capabilities in the industry to effectively address the cost-effective production of cellulosic ethanol.”

The work to be performed under this grant will be focused on enhancements to two organisms that are central to Celunol’s existing cellulose-to-ethanol process. These include a strain of the Klebsiella oxytoca bacterium and a strain of the Escherichia coli bacterium that were developed by Dr. Lonnie Ingram and his coworkers at the University of Florida who were the first in the world to develop genetically engineered bacteria capable of converting all sugar types found in plant cell walls into fuel ethanol. Ingram’s organisms produce ethanol from a variety of different types of biomass. Celunol holds the exclusive rights to use and license the engineered bacteria for the production of fuel ethanol. Research performed under the DOE’s grant is to be conducted by a team led by Celunol and will include members from Diversa Corporation; Professor Lonnie Ingram at the University of Florida; Professor Gregory Stephanopoulos at Massachusetts Institute of Technology; and Genomatica, Inc.

According to the Department of Energy, projects were selected for the funding based on organisms’ capacity to convert lignocellulosic biomass to ethanol in process-relevant conditions that would be economical in the commercial market. Additionally, the organisms must be able to survive a wide range of environmental conditions and remain stable from adverse mutation. Selectees must have the ability to produce at commercial scale in the future and have a sound business strategy to market the organisms.

Celunol expects that enhancements to the fermentation organisms used in the company’s process will be applied in its recently-upgraded pilot plant located in Jennings, Louisiana, in a 1.4 million gallon per year demonstration plant now in construction at the same site, and in commercial-scale facilities it expects to construct in the future.

On February 12, 2007, Celunol and Diversa (NASDAQ:DVSA) entered into a merger agreement with Celunol Corp. pursuant to which a wholly-owned subsidiary of Diversa will merge with and into Celunol, with Celunol as the surviving corporation, becoming a wholly-owned subsidiary of Diversa. The proposed merger transaction is subject to customary closing conditions, including receipt of certain regulatory approvals and the approval of the stockholders of Diversa and Celunol. For more information about Diversa, please visit www.diversa.com.

About Celunol

Celunol Corp., headquartered in Cambridge, Massachusetts, is moving rapidly to commercialize its proprietary technology for producing ethanol from a wide array of cellulosic biomass feedstocks including sugarcane bagasse, agricultural waste, wood products and dedicated energy crops. Celunol holds exclusive rights to employ key technology developed at the University of Florida in the early 1990s for the production of fuel ethanol. The company aspires to develop and build a portfolio of cellulosic ethanol and other biomass facilities in the U.S. and abroad. Celunol has recently completed upgrades to its pilot-scale cellulosic ethanol plant in Jennings, Louisiana, which is one of the first such facilities in the nation. The company is currently constructing a demonstration-scale cellulosic ethanol facility at the same site with a design production capacity of 1.4 million gallons per year. Celunol has also licensed its technology to Marubeni Corporation and Tsukishima Kikai Co., LTD for facilities built in Japan and certain other Asian countries. Pursuant to this license the company’s process technology has been incorporated into Bioethanol Japan’s 1.4 million liters-per-year cellulosic ethanol plant in Osaka, Japan—the world’s first commercial scale plant to produce cellulosic ethanol from wood construction waste. For more information on Celunol, visit www.celunol.com.

For More Information:

Kevin Stickney	John B. Howe
Calypso Communications	VP Public Affairs, Celunol
(603) 431-0816	(617) 674-5318
kstickney@calypsocom.com	jhowe@celunol.com